Consent of Independent Registered Public Accounting Firm



The Board of Directors
Dataram Corporation:

We consent to incorporation by reference in the Registration Statement (No. 33-56282) on Form S-8 of Dataram Corporation and Subsidiaries of our reports dated July 24, 2008, relating to the consolidated balance sheets of Dataram Corporation and Subsidiaries as of April 30, 2008 and 2007, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period then ended, and the related financial statement schedule which reports appear in the April 30, 2008 annual report on Form 10-K of Dataram Corporation.


/s/ J.H. COHN LLP

J.H. Cohn LLP
Lawrenceville, New Jersey
July 24, 2008